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UNITED STATES

SECURITIES AND EXCHANGE COMMISSIONWashington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of December 2011

Commission File Number: 0-31100

KISKA METALS CORPORATION
Suite 575, 510 Burrard Street Vancouver, B.C. V6C 3A8

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   Form 40-F ¨

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ¨  No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-

575-510 BURRARD STREET. VANCOUVER, BC, CANADA V6C 3A8 TEL: 604.669.6660 FAX: 604.669.0898 WWW.KISKAMETALS.COM TSX-V: KSK CONTACT: DUSTIN HENDERSON (INVESTOR RELATIONS) or JASON WEBER

NEWS RELEASE

Kiska adds Henderson as Manager of Investor Relations, Options Granted

KSK11-19

Vancouver, BC – December 22, 2011:  Kiska Metals Corporation (“Kiska" or "the Company”) reports that Dustin Henderson has joined the Kiska team as Manager of Investor Relations.  Mr. Henderson will be a full time employee located in the Vancouver office.

Mr. Henderson is a graduate of Simon Fraser University’s Business Administration program and has passed Level 1 of the CFA exam.  He has 15 years of experience working in the Mutual Fund Industry and has previous involvement in the management of public companies as a founder, director and CFO of a junior mining company.

“We are very pleased to have Dustin join our group. His experience in financial services and mineral exploration will enable him to make an immediate contribution to our corporate development,” stated Jason Weber, President and CEO. “Kiska’s shareholder base continues to evolve, particularly as the number of institutional investors increases. Dustin will play a key role in building strong relationships with existing shareholders and new investors alike.”

Options Granted

In connection with the addition of Mr. Henderson and other staff, Kiska has granted a total of 185,000 incentive stock options to employees of the Company (150,000 allotted to Mr. Henderson) at a price of $0.29, expiring December 20, 2016. Individual grants exceeding 30,000 per person will vest over two years. These employee options are granted in accordance with the Company’s Incentive Stock Option plan approved at the Annual General Meeting held June 23, 2011. In addition to options granted, Dustin acquired 25,000 Kiska Metals Corporation warrants (TSX-V:KSK.wt) prior to him joining the Company.

About Kiska Metals Corporation

Kiska Metals Corporation is a mineral exploration company focused on advancing the Whistler property, Alaska, a district-scale project with excellent exploration potential which includes the Whistler Deposit (a 2.25 M oz gold-equivalent indicated resource of 79.2 million tonnes averaging 0.51 g/t gold, 1.97 g/t silver and 0.17% copper and a 3.35 M oz. gold equivalent inferred resource of 145.8 million tonnes averaging 0.40 g/t gold, 1.75 g/t silver and 0.15% copper).  Kiska has renowned technical expertise and a quality exploration portfolio with numerous early stage exploration opportunities around the world, some held in partnership with a selection of the world’s largest and most successful gold and base metal producers.

On behalf of Kiska Metals Corporation

“Jason Weber”

Jason Weber, P.Geo., President & CEO

CAUTIONARY STATEMENT: No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain "forward-looking statements". Other than statements of historical fact, all statements included in this release, including, without limitation, statements regarding future plans and objectives of Kiska Metals Corporation, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Kiska's expectations are the risks detailed herein and from time to time in the filings made by Kiska Metals Corporation with securities regulators. Those filings can be found on the Internet at http://www.sedar.com and http://www.sec.gov/edgar.